# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PLBY Group, Inc., CIK 0001803914
CUSIP: 72814P109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 10960 Wilshire Blvd, Suite 2200, Los Angeles, California (CA), 90024
Date of event which requires filing of this statement: 12/14/2024
Amends the filing with accession number 0001193125-24-257268
Filed by CIK 0002044274
Persons authorized to receive notices and communications: Raffaele Zucca Alessandrelli, 44 avenue John F. Kennedy, Grand Duchy of Luxembourg, Luxembourg (N4), L-1855, 352 261 11 81

## Reporting persons
- Docler Holding S.a r.l. (CIK 0002044274): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,900,000; sole dispositive power 0; shared dispositive power 14,900,000; aggregate amount beneficially owned 14,900,000 (16.6% of the class)
- Byborg Enterprises S.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 14,900,000; sole dispositive power 0; shared dispositive power 14,900,000; aggregate amount beneficially owned 14,900,000 (16.6% of the class)
- The Million S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 14,900,000; sole dispositive power 0; shared dispositive power 14,900,000; aggregate amount beneficially owned 14,900,000 (16.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: PLBY Group, Inc.
Address of issuer's principal executive offices: 10960 Wilshire Blvd, Suite 2200, Los Angeles, California (CA), 90024

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended and supplemented as follows:

Purchase Agreement

On December 14, 2024, the The Million S.a.r.l. ("The Million") entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Issuer, pursuant to which the Issuer agreed to sell, and The Million agreed to purchase, 16,956,842 shares (the "Shares") of the Issuer's Common Stock, at a price of $1.50 per Share, for an aggregate purchase price of approximately $25.44 million, subject to the conditions set forth in the Purchase Agreement.

Pursuant to the terms of the Purchase Agreement and the rules of the Nasdaq Stock Market, the Issuer may not complete the issuance and sale of the Shares (the "Closing") unless the Issuer first obtains approval of the transaction by its stockholders (the "Stockholder Approval"). The Issuer has agreed to file and distribute a proxy statement and solicit its stockholders to obtain the Stockholder Approval. In the event that the Issuer's five-day volume-weighted average share price ("VWAP") is above $1.65 shortly prior to the filing of the preliminary proxy statement for the Stockholder Approval, The Million will have the option to amend the terms of the Purchase Agreement to purchase the Shares at 90% of the then-current VWAP and to revise the number of Shares to be purchased (subject to a minimum aggregate commitment of $25 million and a limitation of the Reporting Persons' holding of Common Stock following the Closing to no more than 29.99%), otherwise the Purchase Agreement would automatically be terminated. The Closing is also subject to the satisfaction of other customary closing conditions, as well as the condition that the Issuer will have completed the expansion of its board of directors to seven directors and elected the board designees appointed by the Reporting Persons to the Issuer's board of directors prior to Closing. Subject to certain exceptions set forth in the Purchase Agreement, the Reporting Persons may not transfer any of the Shares to any unaffiliated person until after November 5, 2025, subject to certain exceptions set forth in the Purchase Agreement. The Issuer also granted certain limited registration rights to The Million for registration of the Shares after November 5, 2025.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 4 hereto and is incorporated herein by reference.

License & Management Agreement

Also on December 14, 2024, Byborg Enterprises, S.A. ("Byborg") entered into a License & Management Agreement (the "LMA") with a subsidiary the Issuer, pursuant to which Byborg has agreed to operate the Company's Playboy Plus, Playboy TV (digital and linear) and Playboy Club businesses and to license the right to use certain Playboy trademarks and other intellectual property for related businesses and certain other categories. Under the terms of the LMA, Byborg was also granted exclusive rights to use Playboy trademarks for certain new adult content services and digital products to be developed.

The LMA has an initial term of 15 years, with the operations and license rights pursuant to the LMA commencing as of January 1, 2025, and the possibility for up to nine renewal terms of 10 years each, subject to the terms and conditions set forth in the LMA. Pursuant to the LMA, Issuer's subsidiary will receive minimum guaranteed royalties of $20 million per year of the term, to be paid in installments during each year. In addition, Byborg will prepay the minimum guaranteed amount for the second half of year 15 of the initial term of the LMA. The Issuer's subsidiary is also entitled to receive a certain portion of net profits from the businesses licensed and operated by Byborg, on the terms and conditions set forth in the LMA.

The foregoing description of the LMA does not purport to be complete and is qualified in its entirety by reference to the full text of the LMA, which is filed as Exhibit 5 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 4 Securities Purchase Agreement, dated December 14, 2024, by and between PLBY Group, Inc. and Byborg Enterprises S.A. (Incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on December 16, 2024)

Exhibit 5 License & Management Agreement, dated December 14, 2024, by and between Playboy Enterprises, Inc. and Byborg Enterprises, S.A. (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 16, 2024)

## Signatures
- Docler Holding S.a r.l.: By: /s/ Raffaele Zucca Alessandrelli, Raffaele Zucca Alessandrelli/Class B Manager (12/16/2024)
- Byborg Enterprises S.A.: By: /s/ Raffaele Zucca Alessandrelli, Raffaele Zucca Alessandrelli/Director (12/16/2024)
- The Million S.a r.l.: By: /s/ Raffaele Zucca Alessandrelli, Raffaele Zucca Alessandrelli/Sole Manager (12/16/2024)